

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

December 4, 2009

Jacob Elhadad
President
Medisafe 1 Technologies Corp.
113 Barksdale Professional Center
Newark, DE 19711

> **Re: Medisafe 1 Technologies Corp.**
> **Amended Registration Statement on Form S-1**
> **Filed November 17, 2009**
> **File No. 333-161914**

Dear Mr. Elhadad:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 4

1.   We note your revised disclosures in response to prior comments 10 and 13. Please revise your summary to disclose your plans with respect to creation of the medical advisory board, your need to assess whether FDA approval is required and the lack of present funding to achieve FDA approval, to the extent such approval is deemed necessary.

Business Summary and Background, page 16

2.   We note the statistics cited in the penultimate paragraph on page 16. Please
        provide us with copies of industry reports or other publications that include these
        statistics. Clearly mark the relevant sections that support the data you have
        included in your prospectus.

3.   We note your response to prior comment 7. It does not appear that you have
        revised your disclosure with respect to the statements contained in the first three
        bullets as well as the final bullet of comment 7. We therefore reissue the
        comment with respect to these items. Please note that you should revise similar
        statements that appear in the summary and other sections of the registration
        statement.

4.   Also, please tell us how your disclosure in the fifth paragraph on page 16
        concerning human interaction and the risk of human error is consistent with your
        disclosure on page 4 regarding the effective prevention of unauthorized
        administration, your disclosure on page 17 concerning the virtual elimination of
        incorrect administration, and similar disclosure throughout the registration
        statement.

General Working Capital, page 21

5.   Reference is made to your response to our prior comment 15. Please note that
        you continue to include a disclosure on page 21 stating that you believe that you
        will have sufficient funds available to satisfy working capital needs through lines
        of credit and the funds expected from equity sales. If true, as previously
        requested, please provide us with and disclose in your filing the amount provided
        by, terms, and the initial commencement date of these lines of credit.
        Additionally, please disclose the nature of your relationship with the entities that
        provide you with these lines of credit.

Certain Relationships and Related Transactions, page 28

6.   We note your disclosure in the fourth full paragraph on page 28. Please revise to
        disclose the date of all loan agreements with your directors and stockholders.
        Please also disclose the initial principal amount and actual due date for each loan.
        In this regard, please also revise your disclosures on page 21 and F-11
        accordingly. Please file these loan agreements as exhibits. Refer to
        Item 601(b)(10)(i).

7.   We note your response to prior comment 20 that appears to indicate that the
        proceeds of the director loan were used to acquire the patent. Accordingly, if
        true, please disclose that the proceeds of the loans referenced in the fourth full

paragraph on page 28 were used to purchase the patent referenced in the fifth full paragraph on page 28. Please also revise your disclosure in the fifth full paragraph to specifically identify the director and brother of your other director.

Financial Statements
Note 1 – Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-9

8.   Please note that the FASB Accounting Standards Codification became effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future amendments, please revise any references to accounting standards in accordance with FASB ASC 105-10.

Note 8 – Commitments, page F-12

9.   We note from your disclosure on page F-12 that on August 27, 2009 you entered into a Transfer Agent and Registrar Agreement with Nevada Agency and Trust Company ("NATCO") for services. It appears that this agreement obligates you to pay annual fees of $1,800 and service fees for services received. In this regard, please disclose the nature of the services that NATCO will provide under the abovementioned agreement and the respective service fee rates associated with such services. Additionally, please disclose the nature of your relationship with NATCO. Also, if the abovementioned agreement with NATCO will have a significant impact on your financial statements, please revise your MD&A disclosure to disclose the potential effects that this agreement could have on your financial position, statement of operations or cash flows.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Jacob Elhadad
Medisafe 1 Technologies Corp.
December 4, 2009
Page 4

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Andri Boerman at (202) 551-3645 or Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Michael S. Krome, Esq.